Exhibit 99.2

GORILLA TECHNOLOGY GROUP INC. AND ITS SUBSIDIARIES

Condensed Interim Consolidated Financial Statements for the six months ended June 30, 2026 and 2025 (Unaudited)

Condensed Interim CONSOLIDATED BALANCE SHEETS

(Expressed in United States dollars)

		As of
		June 30, 2026	December 31, 2025
Items	Notes	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	5	$179,361,146	$99,532,115
Financial assets at fair value through profit or loss ("FVTPL”)	6	501,000	501,000
Restricted deposits	8	45,933	5,298,442
Accounts receivable, net	9	40,493,942	54,141,591
Other receivables, net		426,286	390,619
Contract assets	22	104,807,354	57,853,030
Prepayments	10	14,653,778	15,781,284
Other current assets	14	4,464,415	549,085
Total current assets		344,753,854	234,047,166

Non-current assets
Property and equipment, net	11	29,441,217	15,749,411
Right-of-use assets	12	1,055,377	1,091,526
Goodwill	13	1,102,867	-
Other intangible assets	13	2,257,494	2,432,278
Deferred tax assets, net		5,201,078	11,938,173
Prepayments	10	111,902	204,020
Financial assets at FVTPL	6	4,075,304	4,000,000
Equity method investments	7	1,377,818	-
Other non-current assets	14	507,336	2,420,960
Total non-current assets		45,130,393	37,836,368
Total assets		$389,884,247	$271,883,534

(Continued)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim CONSOLIDATED BALANCE SHEETS

(Expressed in United States dollars)

		As of
		June 30, 2026	December 31, 2025
Items	Notes	(Unaudited)	(Audited)
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	15	$9,282,183	$9,427,501
Long-term borrowings, current portion	15	939,058	963,878
Derivative liability	17	48,200,000	-
Accounts and other payables	16	91,708,655	46,042,759
Lease liabilities	36	304,975	451,368
Stock warrant liabilities	20	343,924	241,006
Contract liabilities	22	1,523,600	1,305,644
Provisions		72,372	124,441
Income tax liabilities		1,378,280	11,588,564
Other current liabilities	18	178,493	134,279
Total current liabilities		153,931,540	70,279,440
Non-current liabilities
Long-term borrowings	15	63,025,823	3,404,363
Lease liabilities	36	931,660	873,114
Provisions		64,483	89,006
Deferred tax liabilities		827,315	652,782
Other non-current liabilities	18	249,911	504,990
Total non-current liabilities		65,099,192	5,524,255
Total liabilities		219,030,732	75,803,695
Equity
Share capital	21	27,664	26,356
Capital surplus		384,669,540	359,074,487
Accumulated deficit		(206,409,041)	(159,515,327)
Foreign currency translation reserve		(2,149,301)	(1,400,403)
Treasury shares at cost	21	(5,285,347)	(2,105,274)
Equity attributable to owners of the parent		170,853,515	196,079,839
Total equity		170,853,515	196,079,839
Commitments and contingencies	33	-	-
Total liabilities and equity		$389,884,247	$271,883,534

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in United States dollars)

		Six Months Ended June 30,
		2026	2025
Items	Notes	(Unaudited)
Revenues	22	$78,361,225	$39,325,839
Cost of revenues	26	(74,516,947)	(25,877,004)
Gross profit		3,844,278	13,448,835
Operating expenses:	26
Selling and marketing expenses		(829,468)	(742,592)
General and administrative expenses		(36,622,705)	(7,264,448)
Research and development expenses		(2,171,450)	(1,226,139)
Expected credit losses		(4,284,687)	(6,107)
Foreign currency exchange losses, net		(2,594,853)	(11,552,001)
Fair value measurement of financial instruments, net	17 and 20	(4,002,918)	(1,531,210)
Other gains (losses), net	23	(518,918)	(196,785)
Total operating expenses		(51,024,999)	(22,519,282)
Operating loss		(47,180,721)	(9,070,447)
Non-operating income (expenses):
Interest income	24	1,734,858	1,177,271
Finance costs	25	(3,209,222)	(293,673)
Total non-operating income (expenses), net		(1,474,364)	883,598
Loss before income tax and share of results of equity affiliates		(48,655,085)	(8,186,849)
Income tax benefit (expense)	27	1,805,143	(316,211)
Loss from equity method investments	7	(43,772)	-
Net loss		$(46,893,714)	$(8,503,060)
Other comprehensive income (loss)
Components of other comprehensive income (loss) that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(748,898)	1,057,235
Other comprehensive income (loss), net of tax		(748,898)	1,057,235
Total comprehensive loss		$(47,642,612)	$(7,445,825)

Loss per share
Basic	28	$(1.74)	$(0.43)
Diluted	28	$(1.74)	$(0.43)
Weighted average number of shares used in computing loss per share
Basic		26,967,731	19,819,284
Diluted		26,967,731	19,819,284

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in United States dollars)

	Equity attributable to owners of the parent
			Capital Surplus
	Notes	Ordinary Share Capital	Additional Paid-in Capital	Employee Share Options	Restricted Share Units (“RSU”)	Accumulated Deficit	Foreign Currency Translation Reserve	Treasury Shares	Total
Balance at January 1, 2026		$26,356	$355,370,757	$189,721	$3,514,009	$(159,515,327)	$(1,400,403)	$(2,105,274)	$196,079,839
Net loss		-	-	-	-	(46,893,714)	-	-	(46,893,714)
Other comprehensive loss		-	-	-	-	-	(748,898)	-	(748,898)
Total comprehensive loss		-	-	-	-	(46,893,714)	(748,898)	-	(47,642,612)
Share issued against:
Exercise of employee stock options	19	15	224,735	(55,135)	-	-	-	-	169,615
Restricted share units	19	1,853	21,472,717	-	(21,474,570)	-	-	-	-
Share-based compensation expenses	19	-	-	-	25,426,746	-	-	-	25,426,746
Acquisition of treasury stock	21	-	-	-	-	-	-	(3,180,073)	(3,180,073)
Cancellation of shares held in escrow	21	(560)	560	-	-	-	-	-	-
Balance at June 30, 2026		$27,664	$377,068,769	$134,586	$7,466,185	$(206,409,041)	$(2,149,301)	$(5,285,347)	$170,853,515

(Continued)

Condensed Interim CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in United States dollars)

	Equity attributable to owners of the parent
			Capital Surplus
	Notes	Ordinary Share Capital	Additional Paid-in Capital	Employee Share Options	RSU	Accumulated Deficit	Foreign Currency Translation Reserve	Treasury Shares	Total
Balance at January 1, 2025		$19,443	$253,786,028	$764,333	$34,906	$(148,238,729)	$(55,500)	$(33,206,628)	$73,103,853
Net loss		-	-	-	-	(8,503,060)	-	-	(8,503,060)
Other comprehensive income		-	-	-	-	-	1,057,235	-	1,057,235
Total comprehensive income (loss)		-	-	-	-	(8,503,060)	1,057,235	-	(7,445,825)
Share issued against:
Exercise of employee stock options	19	2	17,794	-	-	-	-	-	17,796
Share-based payment for services	19	15	271,035	-	-	-	-	-	271,050
Restricted share units	19	16	69,129	-	(69,145)	-	-	-	-
Exercise of stock warrants	20 and 21	2,149	33,558,178	-	-	-	-	-	33,560,327
Share-based compensation expenses	19	-	-	-	472,642	-	-	-	472,642
Acquisition of treasury stock	21	-	-	-	-	-	-	(1,798,849)	(1,798,849)
Balance at June 30, 2025		$21,625	$287,702,164	$764,333	$438,403	$(156,741,789)	$1,001,735	$(35,005,477)	$98,180,994

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

		Six Months Ended June 30,
		2026	2025
	Notes	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		$(48,698,857)	$(8,186,849)
Adjustments to reconcile loss to net cash used in operating activities:
Expected credit losses	9	4,284,687	6,107
Depreciation expenses	11 and 12	588,726	325,824
Amortization expenses	13	181,200	317,806
Share-based payment expenses	19	-	271,050
Share-based compensation expenses	19	25,426,746	472,642
Interest expense	25	3,209,222	293,673
Interest income	24	(1,734,858)	(1,177,271)
Unrealized foreign currency exchange losses, net		3,858,039	11,224,264
Write-back of accounts and other payables	23	(42,414)	-
Fair value measurement of financial instruments, net	17 and 20	4,002,918	1,531,210
Remeasurement of lease liabilities due to lease modifications and terminations	23	(36,908)	-
Loss from equity method investment	7	43,772	-
Loss on sale of equity shares held-for-trading	23	687,475	-
Changes in working capital
Changes in working capital assets
Contract assets		-	(39,419,954)
Accounts receivable, net		-	6,933,000
Accounts receivable and contract assets		(40,461,664)	-
Inventories		-	5,362
Prepayments		984,884	12,749,966
Other receivables		(59,200)	-
Other assets		(2,126,996)	(18,406)
Changes in working capital liabilities
Contract liabilities		143,653	(37,362)
Accounts and other payables		45,615,501	2,760,021
Provisions		(73,058)	24,003
Other liabilities		(195,678)	(54,308)
Cash used in operations		(4,402,810)	(11,979,222)
Interest received		1,753,895	1,205,745
Interest paid		(244,460)	(324,623)
Income tax paid		(1,446,394)	(1,420,411)
Net cash used in operating activities		(4,339,769)	(12,518,511)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	29	(14,144,869)	(328,833)
Acquisition of intangible assets	29	(6,661)	(54,987)
Investment in financial assets at FVTPL	6	-	(4,000,000)
Investments in equity affiliates	7	(1,444,755)	-
Business acquisition (net of cash and cash equivalents acquired)	13	(1,075,561)	-
Proceeds from sale of shares held-for-trading		9,658,005	-
Acquisition of shares held-for-trading		(10,345,480)	-
Proceeds from (investment in) restricted deposits		4,683,900	(179,930)
Increase in guarantee deposits assets		-	(289,069)
Net cash used in investing activities		(12,675,421)	(4,852,819)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	30	-	14,327,643
Repayments of short-term borrowings	30	-	(18,680,180)
Repayments of long-term borrowings	30	(486,622)	(1,105,138)
Proceeds from issuance of convertible notes	15 and 30	107,000,000	-
Payment of debt issuance costs	15	(4,688,600)	-
Principal payment of lease liabilities	30	(302,710)	(106,870)
Acquisition of treasury stock	21	(3,180,073)	(1,798,849)
Proceeds from exercise of stock options	19	169,615	17,796
Proceeds from exercise of stock warrants	20 and 21	-	12,679,732
Net cash flows from financing activities		98,511,610	5,334,134
Effect of foreign exchange rate changes on cash and cash equivalents		(1,667,389)	448,200
Net increase (decrease) in cash and cash equivalents		79,829,031	(11,588,996)
Cash and cash equivalents at beginning of the period	5	99,532,115	21,699,202
Cash and cash equivalents at end of the period	5	$179,361,146	$10,110,206

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Notes to Condensed Interim Consolidated Financial Statements

(Expressed in US dollars, except as otherwise indicated)

1.	Corporate and group information

Gorilla Technology Group Inc. (the “Company”) was incorporated in the Cayman Islands in May 2001. The Company and its subsidiaries (collectively referred herein as the “Group”) is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence, Internet of Things ("IoT”) technology and data centres.

On July 14, 2022, the Company’s shares and warrants commenced trading on The Nasdaq Capital Markets under the ticker symbols “GRRR” and “GRRRW”, respectively.

2.	The authorization of the condensed interim consolidated financial statements

The accompanying condensed interim consolidated financial statements were authorized for issuance by the Audit Committee on August 24, 2026.

3.

Application of new and revised International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations and Standing Interpretations Committee (“SIC”) Interpretations issued by the International Accounting Standards Board (“IASB”), (collectively, “IFRS”)

a)	Amendments to IFRS and the new interpretation that are mandatorily effective for the current year

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 9 and IFRS 7, ‘Contracts referencing nature–dependent electricity’ and ‘Classification and Measurement of Financial Instruments’	January 1, 2026
Annual improvements to IFRS Accounting Standards–Volume 11	January 1, 2026

The Group adopted the above amendments on January 1, 2026, and based on its assessment, the above have no significant impact on its condensed interim consolidated financial statements.

b)	New standards, interpretations and amendments in issue but not yet effective

New standards, interpretations and amendments in issue but not yet effective are as follows:

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’	To be determined by IASB
IFRS 18, ‘Presentation and disclosure in financial statements’	January 1, 2027
IFRS 19, ‘Subsidiaries without public accountability: disclosures’	January 1, 2027
Amendments to IAS 21, ‘Translation to a hyperinflationary presentation currency’	January 1, 2027
Amendments to IAS 28, ‘Fair value option for investments in associates and joint ventures’	January 1, 2027

The Group is currently evaluating the impact of the above amendments on its condensed interim consolidated financial statements.

4.	Summary of material accounting policy information

The principal accounting policies applied in the preparation of these condensed interim consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

a)	Statement of compliance

The condensed interim consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS”) that were effective as issued by the International Accounting Standards Board ("IASB”).

b)	Basis of preparation

(a)

These condensed interim consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with IFRS as issued by the IASB and in accordance with IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Group’s Annual Report on Form 20-F for the year ended December 31, 2025.

Except for the following item, these condensed interim consolidated financial statements have been prepared under the historical cost convention:

i)	Financial assets and liabilities at FVTPL.

(b)

The preparation of condensed interim consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Other than policies noted below, there have been no significant changes in the Group’s critical accounting policies and estimates during the six months ended June 30, 2026, compared to those disclosed in Note 4 dd) – Critical Accounting Judgments, Estimates and Key Sources of Assumption Uncertainty to the Group’s audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2025.

c)	Seasonality of operations

The Group’s results of operations and cash flows may fluctuate due to various factors, including seasonality and the timing of material capital spending in long-term contracts. Historically, the first quarter of the Group’s fiscal year generally has relatively lower sales, with sales generally increasing in subsequent quarters and substantial increases during the fourth quarter. This seasonality results primarily from the fiscal year-end procurement cycle and budgeting process of certain customers, seasonal reductions in business activity during the first quarter in Asia and certain other regions, and the timing of projects and customers’ evaluation of progress. Such seasonality may result in variability in the timing of revenue recognition and collections and may cause fluctuations in the Group’s results of operations and cash flows.

d)	Basis of consolidation

(a)	Basis for preparation of condensed interim consolidated financial statements:

i)

All subsidiaries are included in the Group’s condensed interim consolidated financial statements. Subsidiaries are all entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

ii)

Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

iii)

When the Group loses control of a subsidiary, the Group remeasures any investment retained in the former subsidiary at its fair value. That fair value is regarded as the fair value on initial recognition of a financial asset or the cost on initial recognition of the associate or joint venture. Any difference between fair value and carrying amount is recognized in profit or loss. All amounts previously recognized in other comprehensive income in relation to the subsidiary are reclassified to profit or loss on the same basis as would be required if the related assets or liabilities were disposed of. That is, when the Group loses control of a subsidiary, all gains or losses previously recognized in other comprehensive income in relation to the subsidiary should be reclassified from equity to profit or loss, as if such gains or losses would be reclassified to profit or loss when the related assets or liabilities are disposed of.

iv)

The Group’s investments in equity affiliates are recorded using equity method of accounting. Under the equity method, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group's share of post-acquisition profits or losses and that of other comprehensive income of the associate. The Group may gain significant influence over an existing investment upon acquisition of further interest or due to a change in circumstances, in which case, the Group measures its investment in an associate by way of accumulated cost approach on the date of inception of significant influence.

e)	Convertible notes

The Group classifies the convertible notes in accordance with the guidance established by IAS 32, Financial Instruments: Presentation, and IFRS 9, Financial Instruments. The Group considers a convertible note as a hybrid contract if it contains an embedded conversion feature, an embedded redemption option and a non-derivative debt host.

The debt host is accounted for as a financial liability. The financial liability component of such hybrid contract, along with non-separable embedded derivative liability, if any, is initially measured as a whole, at fair value, which is achieved by discounting the contractual cash flows using a market interest rate for a similar non-convertible debt instrument with similar features of the Group’s convertible notes, excluding the conversion feature. The financial liability is subsequently measured at amortized cost until it is extinguished by way of conversion, redemption or repayment at maturity.

The conversion feature, which does not have the effect of converting the debt host into a fixed number of shares of the Group for a fixed amount of cash or another financial assets, is accounted for as an embedded derivative liability and is separated from the debt host if it is not deemed closely related to the debt host. The embedded derivative liability is initially recognized and measured at fair value, and is subsequently remeasured at FVTPL, with any resulting fair value changes recognized as part of finance costs or interest income.

The redemption option, which does not have the effect of converting the debt host into a fixed number of shares of the Group for a fixed amount of cash or another financial assets, is accounted for as an embedded derivative liability and is not separated from the debt host if it is deemed closely related to the debt host.

Debt issuance costs are apportioned between the financial liability and embedded derivative liability in proportion to their initial carrying amounts. The debt issuance costs allocated to the financial liability component forms part of the effective interest rate and are amortized over the expected lifetime of the liability. Debt issuance costs allocated to the embedded derivative liability are expensed as incurred.

The financial liability is presented within “long-term borrowings” as “convertible notes,” while the embedded derivative liability is presented separately as derivative liabilities in the condensed interim consolidated balance sheets of the Group. The derivative liability is classified as a current liability if the Group does not have the right to defer settlement for at least 12 months after the reporting date.

f)	Business combinations

The Group recognizes business combinations using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The purchase price in a business acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration, which is assessed at each reporting date for the probability of the contingent event materializing leading to payment. The contingent consideration is remeasured at fair value at such reporting date and changes in the fair value of the contingent consideration are recognized in the condensed interim consolidated statement of comprehensive loss.

Identifiable tangible and intangible assets acquired, and liabilities and contingent liabilities assumed in a business acquisition are measured initially at their fair value, using generally accepted valuation methods appropriate for the nature of the asset acquired and liability assumed, on the date of acquisition, and these are subsequently measured based on the Group’s accounting policies for similar assets, liabilities and contingent liabilities. Identifiable intangible assets acquired are reported separately from goodwill.

Acquisition-related costs are expensed as incurred.

Goodwill represents the excess of consideration paid over the fair value of identifiable tangible and intangible net assets purchased in a business combination. Goodwill is not amortized but is tested for impairment at least on an annual basis, relying on several factors including operating results, business plans and estimated future cash flows of the cash generating units to which it is assigned. Goodwill is subsequently measured at its initial cost less accumulated impairment losses.

g)	Equity method investments

The Group accounts for investments in equity affiliates using the equity method under the provisions of IAS 28, Investments in Associates and Joint Ventures.

Investments in equity affiliates are initially recorded at cost and any excess purchase consideration paid over proportionate share of the fair value of the net assets of the investee at the acquisition date is included in the carrying amount of the investment as goodwill and is not recognized separately. Such goodwill is not amortized. The results of equity affiliates are incorporated in the condensed interim consolidated financial statements using the equity method of accounting. The proportionate share of post-acquisition profits or losses and that of other comprehensive income of the associate is recognized in the condensed interim consolidated statements of comprehensive loss. The Company periodically reviews the carrying value of its investment to determine if there has been any other-than-temporary decline in carrying value. The investment balance for an investee is increased or decreased for cash contribution and distributions to or from, respectively. The Group may gain significant influence over an existing investment upon acquisition of further interest or due to a change in circumstances, in which case, the Group measures its investment in an associate by way of accumulated cost approach on the date of inception of significant influence.

5.	Cash and cash equivalents

	As of
	June 30,	December 31,
	2026	2025
Cash on hand	$7,207	$5,555
Demand deposits	167,950,434	100,274,335
Cash in brokerage accounts	11,403,505	4,498,033
Time deposits	45,933	52,634
	179,407,079	104,830,557
Restricted deposits (Refer to Note 8)	(45,933)	(5,298,442)
	$179,361,146	$99,532,115

a)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

b)

As of June 30, 2026 and December 31, 2025, range of interest rate of time deposits was 1.51%~1.64% and 1.38%~1.64%, respectively. Some time and demand deposits provided as guarantees and with maturity over three months were reclassified as “restricted deposits.” Refer to Note 8 for further details.

6.	Financial assets at FVTPL

	As of
	June 30,	December 31,
	2026	2025
Current items:
Investment in a rent-a-captive company (1)	$1,000	$1,000
Convertible loan (2)	500,000	500,000
	$501,000	$501,000

Non-current items:
Investment in SAFE (3)	$4,000,000	$4,000,000
Investments as a Carried Interest Partner in LLPs (Refer to Note 13(a))	75,304	-
	$4,075,304	$4,000,000

(1)

In 2022, the Group entered into a rent-a-captive arrangement with an insurance company. In a rent-a-captive structure, an insurance company provides insurance services through a captive company to its participants. The Group participates in the captive insurance agreement by investing certain capital and insures itself against future losses, wherein such investment covers the premium for future claims payments. The insurance company agrees to cause dividends of the rent-a-captive company to be declared and paid to the Group, if approved.

(2)

In December 2025, the Group, through its wholly owned subsidiary Gorilla Technology UK Limited (“Gorilla UK”), entered into a convertible loan agreement (the “Astrikos Loan Agreement”) with Astrikos Pte. Ltd. (“Astrikos AI”) and Hegde Chinmaya (Controlling Shareholder of Astrikos AI), for setting-up a loan facility of $500,000 (the “Astrikos Loan Facility”) for Astrikos AI. The Group disbursed the loan of $500,000 in December 2025.

The Astrikos Loan Agreement provides for a 0% interest rate for the first twelve months from the date of drawdown and 20% per annum thereafter. The interest shall be rolled and added to the principal amount of loan and shall be payable as and when the principal amount outstanding under the agreement is redeemed or repaid in full. The loan is repayable 12 months from the date of the agreement, unless repaid earlier or converted. On the repayment date, the Borrower may elect to repay the outstanding amount in cash or, failing such repayment, the outstanding principal and accrued interest will convert into preference shares representing 3.9375% of the fully diluted share capital of Astrikos AI.

During the six months ended June 30, 2026, certain developments occurred, which shall lead to repayment and full settlement of the loan outstanding under the Astrikos Loan Facility, which the Group expects to close by September 30, 2026. Considering the Group’s estimates of short-term duration of the loan, the Group considers the fair value of the convertible loan to approximate its cost.

(3)

On March 11, 2025, the Company entered into a partnership agreement with One Amazon USA Inc., in connection with an investment through a Simple Agreement for Future Equity (“SAFE”) for a total investment commitment of up to $5,000,000. The agreement designates the Company as the primary technology provider for One Amazon’s Internet of Forests initiative. The SAFE represents a future right to equity that automatically converts into preferred stock upon a qualifying equity financing at a 15% discount to the lowest price paid by new investors, while providing for a payout equal to the greater of the purchase price or the fair market value conversion amount upon an IPO, direct listing, or change of control. Although the Company holds no voting rights prior to conversion, the SAFE entitles the Company to receive dividends on par with common stock and maintains liquidation priority junior to indebtedness but pari passu with other SAFE and preferred stockholders. The Company classifies this investment as a FVTPL and remeasures the instrument at each reporting date.

As of June 30, 2026, management evaluated whether any significant changes in facts and circumstances had occurred since the most recent valuation date of December 31, 2025 that would indicate a material change in the fair value of the SAFE and concluded that none had occurred.

7.	Equity method investments

	2026	2025
At January 1	$-	$-
Additions (1)	1,444,755	-
Loss from equity method investments	(43,772)	-
Currency translation adjustments	(23,165)	-
At June 30	$1,377,818	$-

(1)

In March 2026, the Group, through its wholly owned subsidiary, Gorilla UK entered into an agreement (the “Astrikos CCD Agreement”) with Astrikos AI Private Limited (Astrikos India) and Chinmaya Hegde (the Promoter and controlling shareholder of Astrikos India), an affiliate and a direct holding company of Astrikos AI, to subscribe to 932,524 unsecured and compulsorily convertible debentures (“CCDs”) of Astrikos India in an amount of INR 45,479,195 (equivalent to $491,896 at the transaction date). In May 2026, the Group amended the Astrikos CCD Agreement (the “Amended and Restated Astrikos CCD Agreement”) to comply with certain regulatory norms in India. CCDs shall mandatorily and automatically convert into equity shares of Astrikos India in the ratio of 1:1 at the earliest of (a) anytime at the option of the Group; or (b) completion of an equity financing round; or (c) expiry of 18 months from the date of issuance. Following the investment, the Group obtained an interest of 8.51% on a fully diluted basis in the equity of Astrikos India.

Subsequently, in May 2026, the Group, through its wholly owned subsidiary, Gorilla UK entered into a Share Subscription Agreement (“Astrikos SSA”) with Astrikos India and Chinmaya Hegde. Pursuant to the Astrikos SSA, Gorilla UK agreed to subscribe for 1,787,537 compulsory convertible preference shares (“CCPS”) and 10 equity shares of Astrikos India for an aggregate consideration of INR 90,950,391 (equivalent to $952,859 at the transaction date). CCPS are mandatorily convertible into equity shares of Astrikos India at any time on or before the expiry of 19 years from the date of issuance in the ratio of 1:1. Following the investment, the Company obtained an interest of 20.78%, inclusive of its March 2026 investment, on a fully diluted basis in the equity of Astrikos India. The Group concluded that it has significant influence over Astrikos India and accounted for its investments in Astrikos India using the equity method.

8.	Restricted deposits

	As of
	June 30,	December 31,
	2026	2025
Restricted deposits:
Time deposits	$45,933	$52,634
Demand deposits	-	5,245,808
	$45,933	$5,298,442

a)

As of June 30, 2026 and December 31, 2025, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents these financial assets held by the Group was $45,933 and $5,298,442, respectively.

b)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

9.	Accounts receivable, net

	As of
	June 30,	December 31,
	2026	2025
Accounts receivable	$45,655,394	$55,085,782
Less: Allowance for Expected Credit Losses ("ECLs")	(5,161,452)	(944,191)
	$40,493,942	$54,141,591

a)	Accounts receivable are non-interest bearing and are measured at the original invoice amount as the effect of discounting is immaterial.

b)	The aging analysis of accounts receivable is as follows:

	As of
	June 30,	December 31,
	2026	2025
Not past due	$22,292,978	$26,538,008
Up to 90 days	4,554,493	20,100,156
91 to 180 days	10,616,105	-
181 to 365 days	8,048,869	8,447,618
Over 365 days	142,949	-
	$45,655,394	$55,085,782

The above aging analysis was based on days overdue.

c)

As of June 30, 2026 and December 31, 2025, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Group’s accounts receivable were $45,655,394 and $55,085,782, respectively.

d)	The movement in “Allowance for ECLs” was as follows:

	2026	2025
At January 1	$944,191	$7,465,561
Additions	4,284,687	6,107
Write-off	-	(7,353,344)
Currency translation adjustments	(67,426)	(27,234)
At June 30	$5,161,452	$91,090

10.	Prepayments

	As of
	June 30,	December 31,
Items	2026	2025
Current items:
Prepayment for purchases of materials	$14,099,797	$14,803,350
Prepaid expenses	543,124	581,266
Others	10,857	396,668
	$14,653,778	$15,781,284

Non-current items:
Prepayment for insurance expenses	$111,902	$204,020

11.	Property and equipment, net

	Land (1)	Buildings and structures (1)	Leasehold improvements	Transportation equipment	Office equipment	Other equipment (2)	Total
At January 1, 2026
Cost	$12,453,416	$3,207,327	$191,111	$20,331	$2,113,678	$2,632,264	$20,618,127
Accumulated depreciation	-	(1,016,058)	(4,709)	(20,331)	(1,583,346)	(2,244,272)	(4,868,716)
	$12,453,416	$2,191,269	$186,402	$-	$530,332	$387,992	$15,749,411

January 1, 2026	$12,453,416	$2,191,269	$186,402	$-	$530,332	$387,992	$15,749,411
Additions	-	-	5,440	-	36,249	5,561	47,250
Depreciation expenses	-	(38,794)	(37,758)	-	(176,335)	(53,723)	(306,610)
Currency translation adjustments	(191,960)	(33,453)	(8,026)	-	(12,176)	(6,008)	(251,623)
June 30, 2026	$12,261,456	$2,119,022	$146,058	$-	$378,070	$333,822	$15,238,428

At June 30, 2026
Cost	$12,261,456	$3,157,888	$187,961	$20,018	$2,083,970	$2,051,399	$19,762,692
Accumulated depreciation	-	(1,038,866)	(41,903)	(20,018)	(1,705,900)	(1,717,577)	(4,524,264)
	$12,261,456	$2,119,022	$146,058	$-	$378,070	$333,822	$15,238,428
Capital work-in-progress							14,202,789
Net carrying value as at June 30, 2026							$29,441,217

	Land (1)	Buildings and structures (1)	Transportation equipment	Office equipment	Other equipment (2)	Total
At January 1, 2025
Cost	$11,901,824	$3,061,195	$19,431	$1,872,113	$2,263,591	$19,118,154
Accumulated depreciation	-	(896,601)	(19,431)	(1,199,925)	(2,063,054)	(4,179,011)
	$11,901,824	$2,164,594	$-	$672,188	$200,537	$14,939,143

January 1, 2025	$11,901,824	$2,164,594	$-	$672,188	$200,537	$14,939,143
Additions	-	26,690	-	302,143	-	328,833
Depreciation expenses	-	(38,146)	-	(179,366)	(26,550)	(244,062)
Currency translation adjustments	1,451,006	260,455	-	78,835	17,058	1,807,354
June 30, 2025	$13,352,830	$2,413,593	$-	$873,800	$191,045	$16,831,268

At June 30, 2025
Cost	$13,352,830	$3,461,175	$21,799	$2,404,965	$2,521,961	$21,762,730
Accumulated depreciation	-	(1,047,582)	(21,799)	(1,531,165)	(2,330,916)	(4,931,462)
	$13,352,830	$2,413,593	$-	$873,800	$191,045	$16,831,268
Capital work-in-progress						-
Net carrying value as at June 30, 2025						$16,831,268

(1)	Information relating to property and equipment that were pledged to others as collaterals is provided in Note 32.

(2)	Other equipment primarily includes big data platform for image analytics, data storage equipment and server equipment.

12.	Leasing arrangements – lessee

a)	The carrying amount of right-of-use (“ROU”) assets and the depreciation expenses are as follows:

	Carrying amount of ROU assets
	As of
	June 30,	December 31,
	2026	2025
Office facilities	$1,055,377	$1,091,526

	Depreciation expenses
	Six Months Ended June 30,
	2026	2025
Office facilities	$282,116	$81,762

b)	During the six months ended June 30, 2026 and 2025, the additions to right-of-use assets were $824,886 and $Nil, respectively.

c)

During the six months ended June 30, 2026, the Group modified certain of its operating leases resulting in a reduction of its lease liabilities by $545,514, with a corresponding reduction in ROU assets.

d)	Supplemental information relating to lease contracts is as follows:

	Six Months Ended June 30,
	2026	2025
Items affecting profit or loss
Interest expense on lease liabilities	$57,966	$8,914
Expense recognized for short-term lease contracts	$159,966	$99,998
Expense recognized for leases of low-value assets	$1,825	$1,972

e)	During the six months ended June 30, 2026 and 2025, the Group’s total cash outflow for leases, including short-term and low-value leases, were $522,467 and $217,754, respectively.

13.	Business Combinations, Goodwill and Other Intangible Assets

a) Business Combinations

Shackleton Finance Limited

On June 24, 2026, the Company completed the acquisition of Shackleton Finance Limited ("SFL") pursuant to an equity securities purchase agreement (the "Purchase Agreement"). SFL was renamed to Gorilla Tech Capital Limited (“GTC”) following completion of the acquisition. The Company acquired 100% of the issued and outstanding equity securities of SFL for an initial cash consideration of GBP 1,004,585, including cash and cash equivalents acquired at the closing of the acquisition (the “Closing”), subject to a post-closing working capital adjustment to be determined in accordance with the Purchase Agreement. To finance the acquisition at closing, the company utilized its available cash on hand.

GTC is a UK-based Alternative Investment Fund Manager authorized and regulated by the Financial Conduct Authority ("FCA"). The acquisition strengthens the Group's capital formation capabilities by establishing GTC as its regulated capital platform, focused on mobilizing institutional investment into AI data centers, GPU-as-a-Service deployments, sovereign infrastructure and adjacent digital infrastructure assets.

The Company is in the process of finalizing the adjustments related to working capital position and other post-closing adjustments, which, when determined, may result in the recognition of additional assets or liabilities as of the acquisition date, and shall accordingly lead to finalization of the purchase consideration.

The Company accounted for the business combination using the acquisition method of accounting. The measurement period will not exceed one year from the acquisition date. Pursuant to the Company’s business combinations accounting policy, the aggregate purchase consideration for GTC was partially allocated to identifiable net tangible assets based upon their preliminary fair values. The Company is also in the process of identification of intangible assets acquired, which shall be measured and recognized upon the completion of such process. The excess of the estimated purchase consideration over fair value of identifiable net tangible and intangible assets was recorded as goodwill, which is preliminary. The goodwill recognized represents the acquired capabilities, operating synergies and other benefits expected to result from combining the acquired operations with the Company’s existing operations.

The Company's preliminary purchase price allocation to the assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date, is as follows:

Assets:
Cash and cash equivalents	$250,089
Accounts receivable, net	4,618
Contract assets	5,189
Other current assets	660
Intangible assets	-
Financial assets at FVTPL	75,076
Total assets	$335,632

Liabilities:
Accounts and other payables	83,115
Contract liabilities	26,394
Total liabilities	109,509
Net assets acquired	226,123
Goodwill	1,099,527
Total purchase consideration	$1,325,650

Acquisition-related costs are being expensed as incurred and are included in general and administrative expenses in the condensed interim consolidated statements of comprehensive loss. The Company recognized acquisition-related costs of $340,000 during the six months ended June 30, 2026.

The results of operations of the acquired business and the fair value of the assets acquired and liabilities assumed are included in the Group’s condensed interim consolidated financial statements with effect from the date of the acquisition. The acquisition did not materially impact the Group's financial position, results of operations or cash flows for the period.

b) Goodwill

Following is a summary of changes in the carrying amount of goodwill:

	2026	2025
At January 1	$-	$-
Acquisition	1,099,527	-
Currency translation adjustments	3,340	-
At June 30	$1,102,867	$-

c) Other Intangible Assets

	Computer software	Intellectual property rights	Total
At January 1, 2026
Cost	$567,424	$3,850,000	$4,417,424
Accumulated amortization	(557,646)	(1,427,500)	(1,985,146)
	$9,778	$2,422,500	$2,432,278

At January 1, 2026	$9,778	$2,422,500	$2,432,278
Additions	6,661	-	6,661
Amortization expenses	(10,200)	(171,000)	(181,200)
Currency translation adjustments	(245)	-	(245)
At June 30, 2026	$5,994	$2,251,500	$2,257,494

At June 30, 2026
Cost	$520,813	$3,850,000	$4,370,813
Accumulated amortization	(514,819)	(1,598,500)	(2,113,319)
	$5,994	$2,251,500	$2,257,494

	Computer software	Intellectual property rights	Total
At January 1, 2025
Cost	$582,461	$3,850,000	$4,432,461
Accumulated amortization	(415,300)	(1,085,500)	(1,500,800)
	$167,161	$2,764,500	$2,931,661

January 1, 2025	$167,161	$2,764,500	$2,931,661
Additions	54,987	-	54,987
Amortization expenses	(146,806)	(171,000)	(317,806)
Currency translation adjustments	7,074	-	7,074
June 30, 2025	$82,416	$2,593,500	$2,675,916

At June 30, 2025
Cost	$582,461	$3,850,000	$4,432,461
Accumulated amortization	(500,045)	(1,256,500)	(1,756,545)
	$82,416	$2,593,500	$2,675,916

Details of amortization of intangible assets were as follows:

	Six Months Ended June 30,
	2026	2025
Selling and marketing expenses	$-	$1,088
General and administrative expenses	1,599	131,760
Research and development expenses	179,601	184,958
	$181,200	$317,806

14.	Other assets

	As of
	June 30, 2026			December 31, 2025
	Current	Non-current	Total	Current	Non-current	Total
Guarantee deposits assets	$2,883,026	$38,429	$2,921,455	$317,959	$2,070,230	$2,388,189
Lease and other deposits	853,967	468,907	1,322,874	46,478	285,269	331,747
Receivables from statutory authorities	727,422	-	727,422	184,075	-	184,075
Advances to employees	-	-	-	573	-	573
Others	-	-	-	-	65,461	65,461
	$4,464,415	$507,336	$4,971,751	$549,085	$2,420,960	$2,970,045

15.	Borrowings

A) Credit Facilities and Term Loans

Refer to table below for details of borrowings, presented separately for short-term loans, long-term loans and letter of guarantee (“LG”). Lender A refers to Shanghai Commercial & Savings Bank, Ltd.; Lender B refers to Hua Nan Commercial Bank, and Lender C refers to Credit Agricole Egypt S.A.E.

As of June 30, 2026
Lender	Facility Period	Credit Facility	Outstanding Amount of Borrowings (Cash)	Outstanding Amount of LG (Non-cash)	Undrawn Amount	Interest Rate	Guarantor	Collateral
Short-term borrowings
Lender A	12.2025-11.2026	$6,341,532	$2,773,636	$905,036	$2,662,860	2.805%	None	Land, Buildings and Structures
Lender B	08.2025-08.2026	5,964,808	4,646,271	371,070	947,467	2.85%	None	Same as above
Lender B	04.2026-10.2026	2,197,561	1,862,276	30,370	304,915	2.80%	None	Blank promissory notes held by the bank
Lender C (1)	09.2025-08.2026	8,125,127	-	1,705,499	-	-%	None	None
			9,282,183	3,011,975	3,915,242

Long-term borrowings
Lender A	03.2016-03.2031	$2,982,404	$2,080,192			3.045%	None	Land, Buildings and Structures
Lender A	03.2016-03.2031	1,569,686	1,094,838			3.045%	None	Same as above
Lender B	06.2023-08.2028	1,700,912	643,465			2.52%	None	Land, Buildings and Structures
			3,818,495
		Current	939,058
		Non-current	2,879,437

As of December 31, 2025
Lender	Facility Period	Credit Facility	Outstanding Amount of Borrowings (Cash)	Outstanding Amount of LG (Non-cash)	Undrawn Amount	Interest Rate	Guarantor	Collateral
Short-term borrowings
Lender A	12.2025-11.2026	$6,440,812	$2,817,059	$954,244	$2,669,509	2.805%	None	Land, Buildings and Structures
Lender B	08.2025-08.2026	6,058,190	4,719,011	1,014,584	324,595	2.85%	None	Same as above
Lender B	09.2025-03.2026	2,231,965	1,891,431	81,862	258,672	2.80%	None	Blank promissory notes held by the bank
Lender C (1)	09.2025-08.2026	8,393,293	-	4,487,980	-	-%	None	None
			9,427,501	6,538,670	3,252,776

Long-term borrowings
Lender A	03.2016-03.2031	$3,029,095	$2,321,836			3.045%	None	Land, Buildings and Structures
Lender A	03.2016-03.2031	1,594,261	1,222,019			3.045%	None	Same as above
Lender A	03.2016-03.2026	318,852	20,030			3.045%	None	None
Lender B	06.2023-08.2028	1,727,541	804,356			2.52%	None	Land, Buildings and Structures
			4,368,241
		Current	963,878
		Non-current	3,404,363

(1)	The credit facility from Lender C is restricted to letter of credit to be utilized for furnishing it to the Group's customers and does not permit cash borrowings.

B) Convertible notes

The details are as follows:

	As of
	June 30, 2026			December 31, 2025
	Current	Non-current	Total	Current	Non-current	Total
Long-term borrowings	$-	$62,999,355	$62,999,355	$-	$-	$-
Unamortized debt issuance costs	-	(2,852,969)	(2,852,969)	-	-	-
	$-	$60,146,386	$60,146,386	$-	$-	$-

In June 2026, the Company issued $107,000,000 in aggregate principal amount of 7.50% per annum Senior Unsecured Convertible Notes due in June 2031 (the “June 2026 Notes”). The June 2026 Notes are direct senior unsecured obligations of the Company. The holders of the June 2026 Notes rank pari passu in right of payment with all other holders of the Company's unsecured and unsubordinated indebtedness. The Company intends to use the net proceeds from the June 2026 Notes to fund purchases of equipment for its data centre projects and with any remaining proceeds to be used for general corporate purposes.

The June 2026 Notes bear interest at a fixed rate of 7.50% per annum, payable semi-annually in arrears, at the Company’s discretion either in cash or by way of issuance of equity shares of the Company, on June 15 and December 15 of each year, beginning on December 15, 2026. During the six months ended June 30, 2026 and 2025, the Company recognized interest expense of $579,583 and $Nil, respectively.

The June 2026 Notes will mature on June 15, 2031, unless earlier repurchased, redeemed or converted. Subject to restricted ownership percentages in effect, holders may convert, at their option, all or any part of their principal amount, together with accrued and unpaid interest thereon, into the Company's ordinary shares at the then applicable conversion rate, together with cash in lieu of any fractional shares, if applicable. The initial conversion rate was 39.2425 ordinary shares per $1,000 principal amount plus accrued and unpaid interest on the June 2026 Notes (which represents an initial conversion price of approximately $25.4826 per share). The conversion rate is subject to customary adjustments upon the occurrence of certain events.

The Company may redeem the principal amount of the June 2026 Notes, at its option, in whole or in part, at a redemption price equal to the principal amount redeemed, plus accrued and unpaid interest to the redemption date, on or after June 15, 2029, provided that the volume weighted average price (“VWAP”) of the Company’s ordinary shares exceeds 150% of the then current conversion price for at least 20 trading days out of 30 consecutive trading days period immediately preceding the notice of redemption. The Company shall settle redemption of the June 2026 Notes by paying or delivering cash. At any time, the Company may, to the extent permitted by law, repurchase the June 2026 Notes in the open market or by tender offer at any price or by private agreement. Upon a fundamental change, as defined in the Indenture, the holders of the June 2026 Notes may require the Company to repurchase for cash all or a part of their June 2026 Notes in principal amounts of $1,000 or any integral multiple thereof, at a repurchase price equal to the principal amount plus accrued and unpaid interest.

The June 2026 Notes contain a host debt contract, an embedded redemption feature and an embedded conversion feature. Upon issuance, the Company assessed the terms of the embedded redemption and conversion features and concluded that except for the redemption feature, the conversion feature was not closely related to the host debt contract. The embedded conversion feature did not meet the fixed-for-fixed criterion under IAS 32, accordingly, such feature was separated from the host debt contract and accounted separately as an embedded derivative liability. The embedded redemption feature was considered a part of the host debt contract (collectively as the “Debt Liability”) and was accounted for as a financial liability under IAS 32.

At initial recognition, the fair value of the embedded derivative liability was $44,300,000, and the initial carrying amount of the Debt Liability was $62,700,000, being the residual amount of the proceeds received. The initial carrying amount of the Debt Liability represents its estimated fair value at issuance and corroborates with debt issuances with similar features of the 2026 June Notes, excluding the conversion feature. The resulting effective interest rate for the 2026 June Notes was 21.59% per annum.

The net proceeds from the issuance of the June 2026 Notes were $102,061,400, after deducting debt issuance costs of $4,575,000 and offering expenses of $363,600 incurred by the Company, collectively called as Debt Transaction Costs. These Debt Transaction Costs were apportioned between the Debt Liability and embedded derivative liability based on their relative fair values on initial recognition. Debt Transaction Costs apportioned to the Debt Liability are deferred and amortized as an adjustment to interest expense over the term of the 2026 June Notes. Debt Transaction Costs allocated to the derivative component are expensed as incurred. During the six months ended June 30, 2026 and 2025, the Company amortized $40,959 and $Nil, respectively of the Debt Transaction Costs allocated to Debt Liability, which has been presented in Note 25 – Finance costs – Interest expense on convertible notes.

16.	Accounts and other payables

	As of
	June 30,	December 31,
	2026	2025
Accounts payable	$88,161,502	$43,853,976
Accrued expenses	2,262,754	1,009,469
Employee payable	569,561	771,701
Capital creditors	128,304	-
Other payables (1)	586,534	407,613
	$91,708,655	$46,042,759

(1)	Other payables primarily includes accrued interest payable on borrowings and liabilities related to acquisition of treasury stock.

17.	Derivative liabilities

The details are as follows:

	2026	2025
At January 1	$-	$-
Additions	44,300,000	-
Fair value changes	3,900,000	-
At June 30	$48,200,000	$-

In connection with the issuance of the June 2026 Notes, the Company recognized a derivative liability related to the embedded conversion feature. See Note 15 for further details on the accounting treatment of the convertible notes and associated derivative liability.

The fair value of the derivative liability was determined using the following assumptions on the respective measurement dates:

	As of
	June 30, 2026	June 5, 2026
Stock Price	$19.88	$17.14
Dividend yield (%)	0.0%	0.0%
Risk-free interest rate (%)	4.2%	4.3%
Expected volatility (%)	143.9%	144.9%

18.	Other liabilities

	As of
	June 30, 2026			December 31, 2025
	Current	Non-current	Total	Current	Non-current	Total
Payable to statutory authorities	$121,626	$-	$121,626	$134,185	$-	$134,185
Retirement benefits	28,030	128,255	156,285	-	-	-
Guarantee deposits liabilities	27,743	121,656	149,399	-	504,990	504,990
Others	1,094	-	1,094	94	-	94
	$178,493	$249,911	$428,404	$134,279	$504,990	$639,269

19.	Share-based payment

a)

During the six months ended June 30, 2025, the Company issued 15,000 ordinary shares to RedChip Companies, Inc. as performance-based compensation, upon achievement of specified stock price performance targets, in accordance with the terms of the agreement.

Type of arrangement	Grant Period	Quantity Granted (Ordinary shares)	Contract Period	Vesting Conditions
Obtain professional service through share-based payment	July 2024	15,000	Upon completion of targets	Upon completion of stock price targets

b)	Share option activity under the Group’s stock-based compensation plans for employees is shown below:

	2026		2025
	No. of options	Weighted average exercise price	No. of Options	Weighted average exercise price
Outstanding as of January 1	44,243	$11.66	50,421	$11.66
Granted	-	-	-	-
Exercised	(14,497)	11.66	(1,521)	11.66
Cancelled / forfeited	-	-	-	-
Outstanding as of June 30	29,746	$11.66	48,900	$11.66
Exercisable as of June 30	29,746	$11.66	48,900	$11.66

c)

In March 2026, the Group granted 550,000 performance-based restricted stock units (“PRSUs”) under the Company's 2023 Omnibus Incentive Plan to certain employees. Each PRSU represents the right to receive one ordinary share of the Company, subject to the satisfaction of specified vesting conditions over a performance period of ~3.8 years from the date of grant.

The PRSUs are subject to service condition and performance condition, both, wherein the performance condition is a market condition. Such market condition is based on the market capitalization of the Company. The awards vest in tranches upon the Company’s market capitalization exceeding specified thresholds for 20 consecutive trading days prior to January 1, 2030, subject to the recipient’s continued service through the applicable vesting date. The first tranche of 250,000 PRSUs vests upon achievement of a market capitalization of $500,000,000, with an additional 100,000 PRSUs vesting upon achievement of each of the $1,000,000,000, $2,000,000,000 and $3,000,000,000 market capitalization thresholds. In the event of termination without cause, subject to the terms and conditions of the underlying award agreement, the PRSUs may vest if the applicable market capitalization milestones are achieved within the subsequent 12 months from such termination.

PRSUs activity under the Group’s stock-based compensation plans for employees is shown below:

	2026		2025
	No. of Units	Weighted average fair value	No. of Units	Weighted average fair value
Outstanding as of January 1	-	$-	-	$-
Granted	550,000	9.83	-	-
Vested	-	-	-	-
Cancelled / forfeited	-	-	-	-
Outstanding as of June 30	550,000	$9.83	-	$-

(1)	As of June 30, 2026, unrecognized compensation cost is expected to be expensed over a weighted average period of 2.63 years.

The fair value of PRSUs granted to employees is estimated on the date of grant using the following assumptions:

Six Months Ended June 30, 2026
Stock Price on grant date	$11.10
Risk-free interest rate (%)	3.80%
Expected volatility (%)	123.30%
Valuation model	Monte Carlo Simulation

d)	Restricted stock units activity under the Group’s stock-based compensation plans for employees is shown below:

	2026		2025
	No. of Units	Weighted average fair value (3)	No. of Units	Weighted average fair value (3)
Outstanding as of January 1	346,647	$16.59	256	$7.02
Granted	2,197,691	11.47	369,989	3.41
Vested (1)	(1,745,081)	11.29	(24,973)	3.99
Cancelled / forfeited	(7,630)	16.80	-	-
Outstanding as of June 30	791,627	$14.07	345,272	$3.37

(1)

As of June 30, 2026 and 2025, restricted stock units vested for which the underlying ordinary shares is yet to be issued are 1,756,795 and 20,341, respectively. For the six months ended June 30, 2026 and 2025, restricted stock units for which the underlying ordinary shares were issued were 96,656 and 16,177, respectively.

(2)	As of June 30, 2026, unrecognized share-based compensation cost is expected to be expensed over a weighted average period of 1.00 year.

(3)	The fair value of restricted stock units is the market price of the Company’s ordinary shares on the date of grant.

e)

Share-based payment for services and share-based compensation for employee stock awards (RSUs, PRSUs and stock options), recognized in condensed interim consolidated statements of comprehensive loss are presented below:

	Six Months Ended June 30,
	2026	2025
Share-based payment expenses	$-	$271,050
Share-based compensation expenses	25,426,746	472,642
	$25,426,746	$743,692

20.	Stock warrant liabilities

	2026		2025
Public Warrants	No. of units	Amount	No. of units	Amount
At January 1	958,272	$241,006	958,272	$910,263
Change in fair value	-	102,918	-	(177,376)
At June 30	958,272	$343,924	958,272	$732,887

	2026		2025
Private Warrants	No. of units	Amount	No. of units	Amount
At January 1	-	$-	1,206,250	$19,172,009
Exercised	-	-	(1,206,250)	(20,880,595)
Change in fair value	-	-	-	1,708,586
At June 30	-	$-	-	$-

a)

The public warrants will expire five years from the consummation of the Business Combination on July 13, 2023 or earlier upon redemption or liquidation. Once the warrants become exercisable, the Company may redeem the outstanding warrants for redemption at a price of $0.01 per warrant upon satisfaction of certain conditions. Each warrant entitles the registered holder to purchase one share of ordinary share at a price of $115.00 per share, which is adjustable in certain circumstances.

b)

The private warrants were granted along with convertible preference shares associated with a securities purchase agreement entered on September 19, 2023 and February 20, 2024, respectively. The private warrants had an exercise price of $5.90 per ordinary share and were exercisable at any time after its issuance and shall expire on the fifth anniversary of the date on which the private warrants become exercisable. As of June 30, 2025, all private warrants were fully exercised.

21.	Share capital

a)

The Company issued 2,142,858 Series C Ordinary Share (the “Ordinary Shares”) and Purchase Warrants (the “Series C Private Warrants”) associated with the securities purchase agreement entered on June 10, 2024. Each warrant was issued at a price of $5.90 per ordinary share. The Series C Private Warrants will expire on the fifth anniversary of the date on which they become exercisable.

The Series C Private Warrants were classified as equity instruments under IFRS based on their fixed-for-fixed nature, as each warrant entitles the holder to acquire a fixed number of ordinary shares at a fixed exercise price. The warrants do not contain any features that would require or permit cash settlement, nor do they impose any contractual obligation on the Company to deliver cash or another financial asset. Accordingly, Series C Private Warrants were initially recognized at fair value and were presented within equity at the date of issuance, with no subsequent measurement.

Movements in the number of Series C Private Warrants outstanding were as follows:

	2026	2025
At January 1	200,000	1,542,858
Granted	-	-
Exercised	-	(942,857)
At June 30	200,000	600,001

b)

On July 2, 2025, the Company closed a registered direct offering pursuant to a prospectus supplement filed under its existing shelf registration statement on Form F-3. In the offering, the Company issued to a limited number of institutional investors, 2,529,946 ordinary shares at an offering price of $17.50 per ordinary share and pre-funded warrants (“PFW”) to purchase 3,470,054 ordinary shares at $17.4999 per PFW. Each PFW was immediately exercisable upon issuance at an exercise price of $0.0001 per share. Of the 2,529,946 ordinary shares issued in the offering, 1,485,978 ordinary shares were reissued from treasury shares held by the Company as of the issuance date. The PFWs were exercised in full in 2025.

In connection with the offering, the Company also issued 120,000 warrants to the placement agent to purchase up to 120,000 ordinary shares of the Company (the “Placement Agent Warrants”). The Placement Agent Warrants have an exercise price of $21.00 per ordinary share, are immediately exercisable and expire five years following the date of issuance. As of June 30, 2026, 120,000 Placement Agent Warrants remain outstanding.

All these warrants are classified as equity instruments under IFRS based on their fixed-for-fixed nature, as each warrant entitles the holder to acquire a fixed number of ordinary shares at a fixed exercise price. The warrants do not contain any features that would require or permit cash settlement, nor do they impose any contractual obligation on the Company to deliver cash or another financial asset.

Gross proceeds from the offering aggregated to $105,000,000, less cash offering transaction costs of $6,530,746, and non-cash transaction costs, which represent the issue-date fair value of the Placement Agent Warrants, of $2,187,206.

The net proceeds from the offering are intended to be used for working capital needs, including performance guarantees or bid bonds, fulfillment of statutory capital reserve requirements for project bids, growth initiatives related to previously announced acquisitions, and other general corporate purposes.

c)	The following table sets forth the Company’s authorized share capital and its issued and outstanding share capital:

	As of
	June 30, 2026			December 31, 2025
	No. of Shares	Par value per share	Amount	No. of Shares	Par value per share	Amount
Authorized share capital
Ordinary share capital	73,500,000	$0.001	$73,500	73,500,000	$0.001	$73,500
Preference share capital	15,000,000	$0.0001	1,500	15,000,000	$0.0001	1,500
			$75,000			$75,000

Issued and outstanding share capital
Ordinary share capital	27,664,460	$0.001	$27,664	26,356,512	$0.001	$26,356
Preference share capital	-	$0.0001	-	-	$0.0001	-
			$27,664			$26,356

d)	Movements in the number of the Company’s ordinary shares outstanding were as follows:

	2026	2025
At January 1	26,188,972	18,058,135
Shares issued against:
Share-based payment for services (Refer to Note 19)	-	15,000
Exercise of stock options (Refer to Note 19)	14,497	1,521
Restricted share units (Refer to Note 19)	1,853,451	16,177
Exercise of stock warrants (Refer to Note 20 and 21)	-	2,149,107
Cancellation of shares held in escrow	(560,000)	-
Acquisition of treasury stock (Refer to Note 21)	(257,729)	(100,871)
At June 30	27,239,191	20,139,069

e)	Movements in the number of the Company’s treasury shares are as follows:

	2026	2025
At January 1	167,540	1,385,107
Acquisition of treasury stock (1)	257,729	100,871
At June 30	425,269	1,485,978

(1)

During the six months ended June 30, 2026 and 2025, 257,729 and 100,871 shares were repurchased at a weighted average purchase price of $12.34 and $17.83 per share, for a total consideration of $3,180,073 and $1,798,849, respectively. Repurchased shares were recorded as treasury shares and are held until the Company’s board of directors designates them for retirement or used for other purposes. As of June 30, 2026 and December 31, 2025, liabilities related to the acquisition of treasury shares amounted to $Nil and $400,720, respectively, and are presented within Note 16.

22.	Revenues

a)	Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

	Six Months Ended June 30,
	2026	2025
Type of goods or service
Hardware sales
-Security Convergence	$52,478,208	$-
Service revenue
-Video IoT	1,462,290	1,703,511
-Security Convergence	24,378,295	37,622,328
-Fund Management and Advisory	42,432	-
Revenue from contracts with customers	$78,361,225	$39,325,839

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following major products lines and all revenue took place mainly in Asia and MENA regions:

Six Months Ended June 30, 2026	Hardware	Service	Total
Total revenue streams	$65,000,959	$27,294,360	$92,295,319
Inter-revenue streams	(12,522,751)	(1,411,343)	(13,934,094)
Revenue from contracts with customers	$52,478,208	$25,883,017	$78,361,225
Timing of revenue recognition
At a point in time	$52,478,208	$-	$52,478,208
Over time	-	25,883,017	25,883,017
Revenue from contracts with customers	$52,478,208	$25,883,017	$78,361,225

Six Months Ended June 30, 2025	Hardware	Service	Total
Total revenue streams	$22,920,688	$40,131,990	$63,052,678
Inter-revenue streams	(22,920,688)	(806,151)	(23,726,839)
Revenue from contracts with customers	$-	$39,325,839	$39,325,839
Timing of revenue recognition
At a point in time	$-	$-	$-
Over time	-	39,325,839	39,325,839
	$-	$39,325,839	$39,325,839

b)	Contract assets and contract liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	As of
	June 30,	December 31,
	2026	2025
Contract assets relating to service contracts	$104,807,354	$57,853,030

Contract liabilities relating to service contracts	$1,523,600	$1,305,644

Revenue recognized that was included in the contract liability balance at the beginning of the year:

	Six Months Ended June 30,
	2026	2025
Service revenue	$800,242	$42,673

c)	Significant changes in contract assets

As of June 30, 2026 and December 31, 2025, contract assets increased primarily due to higher revenues in the first half of 2026 compared to 2025 leading to an increase in satisfaction of performance obligations under the customer contracts prior to the achievement of billing milestones. Contract assets were partially derecognized by invoicing the customers upon the achievement of billing milestones, at which point the related amounts were reclassified to accounts receivable, and by currency exchange losses primarily due to depreciation of the Egyptian pound against the U.S. dollar.

d)	Unfulfilled long-term contracts

Aggregate amount of the transaction price allocated to long-term service contracts that are partially or fully unsatisfied as of June 30, 2026 and December 31, 2025, amounting to $72,733,845 and $101,314,663, respectively, based on the currency conversion rate as of June 30, 2026 and December 31, 2025, respectively. During the year ended December 31, 2023, the Company entered into a significant firm-fixed price contract for building a secure governmental air-gapped network for the Government of Egypt (“GoE”) (“Egypt Contract”), denominated in EGP, which includes revenues of approximately EGP 8.4 billion.

Management expects that the transaction price allocated to the unsatisfied contracts as of June 30, 2026 and December 31, 2025, will be recognized as revenue over the remaining six months of 2026 through 2029 and from year 2026 through 2027, respectively. Except for the above mentioned contracts, all other service contracts are for periods of one year or less or are billed based on the amount of time incurred.

23.	Other gains (losses), net

	Six Months Ended June 30,
	2026	2025
Rental income	$87,006	$85,385
Loss on sale of equity shares held-for-trading	(687,475)	(265,108)
Write-back of accounts and other payables	42,414	-
Remeasurement of lease liabilities due to lease modifications and terminations	36,908	-
Other losses, net	2,229	(17,062)
	$(518,918)	$(196,785)

24.	Interest income

	Six Months Ended June 30,
	2026	2025
Interest income from demand deposits	$1,731,916	$1,054,310
Interest income from time deposits	2,942	122,953
Others	-	8
	$1,734,858	$1,177,271

25.	Finance costs

	Six Months Ended June 30,
	2026	2025
Interest expense on convertible notes	$919,897	$-
Interest expense on bank borrowings	186,686	284,759
Interest expense on Lease liabilities	57,966	8,914
Debt Transaction Costs	2,044,673	-
	$3,209,222	$293,673

26.	Expenses by nature

	Six Months Ended June 30,
	2026	2025
Employee benefit expense (1)	$32,456,598	$5,759,701
Outsourcing charges	702,132	6,695,625
Professional services expenses	5,529,533	2,353,266
Change in inventory of finished goods	71,986,830	17,293,499
Expected credit losses	4,284,687	6,107
Insurance expenses	604,700	587,833
Traveling expenses	594,893	508,169
Amortization expenses on intangible assets	181,200	317,806
Depreciation expenses on property and equipment	306,610	244,062
Depreciation expenses on ROU assets	282,116	81,762
Others	1,495,958	1,268,460
	$118,425,257	$35,116,290

(1) The Group’s contributions to various defined contribution plans during the six months ended June 30, 2026 and 2025 were $208,641 and $163,640, respectively.

27.	Income tax

Components of income tax expense (benefit):

	Six Months Ended June 30,
	2026	2025
Current income tax expense (benefit):
On profits for the period	$443,831	$2,447,928
On prior year adjustments	(9,120,427)	(22,022)
Total current income tax expense (benefit)	(8,676,596)	2,425,906

Deferred income tax expense (benefit):
On temporary differences	6,871,453	(2,109,695)
Income tax expense (benefit)	$(1,805,143)	$316,211

28.	Loss per share

	Six Months Ended June 30, 2026
	Loss after tax	Weighted average number of ordinary shares outstanding	Loss per share
Basic and diluted loss per share
Loss attributable to the parent (1)	$(46,893,714)	26,967,731	$(1.74)

	Six Months Ended June 30, 2025
	Loss after tax	Weighted average number of ordinary shares outstanding	Loss per share
Basic and diluted loss per share
Loss attributable to the parent (1)	$(8,503,060)	19,819,284	$(0.43)

(1)

Warrants, employee stock options, restricted stock units and convertible notes, as applicable were excluded from the computation of diluted loss per share for the six months ended June 30, 2026 and 2025, as they were anti-dilutive. Weighted average potentially dilutive shares considered anti-dilutive and not included in computing diluted loss per share calculation for the six months ended June 30, 2026 and 2025 were 1,041,037 and 777,094, respectively.

29.	Supplemental cash flow information

Investing activities with partial cash payments:

	Six Months Ended June 30,
	2026	2025
Purchase of equipment	$14,250,039	$328,833
Add: Opening balance of capital creditors	-	-
Less: Ending balance of capital creditors	(128,304)	-
Currency translation adjustments	23,134	-
Cash paid	$14,144,869	$328,833

	Six Months Ended June 30,
	2026	2025
Acquisition / Purchase of intangible assets	$6,661	$54,987
Add: Opening balance of payables for intangible assets	-	-
Less: Ending balance of payables for intangible assets	-	-
Cash paid	$6,661	$54,987

30.	Changes in liabilities from financing activities

	Short-term borrowings	Long-term borrowings	Lease liabilities	Total
At January 1, 2026	$9,427,501	$4,368,241	$1,324,482	$15,120,224
Changes in cash flow from financing activities	-	101,824,778	(302,710)	101,522,068
Changes in other non-cash items	-	(42,165,013)	279,372	(41,885,641)
Currency translation adjustments	(145,318)	(63,125)	(64,509)	(272,952)
At June 30, 2026	$9,282,183	$63,964,881	$1,236,635	$74,483,699

	Short-term borrowings	Long-term borrowings	Lease liabilities	Total
At January 1, 2025	$15,073,458	$6,344,559	$790,147	$22,208,164
Changes in cash flow from financing activities	(4,352,537)	(1,105,138)	(106,870)	(5,564,545)
Changes in other non-cash items	-	-	-	-
Currency translation adjustments	1,466,108	667,854	3,900	2,137,862
At June 30, 2025	$12,187,029	$5,907,275	$687,177	$18,781,481

31.	Related party transactions

Key management compensation:

	Six Months Ended June 30,
	2026	2025
Salaries and other short-term employee benefits	$1,209,821	$889,685
Post-employment benefits	3,337	2,447
Share-based compensation expenses	22,024,034	394,281
	$23,237,192	$1,286,413

32.	Pledged assets

The Group’s assets pledged as collateral were as follows:

	Book value
	As of
	June 30,	December 31,
Pledged assets	2026	2025	Purpose
Restricted deposits (Refer to Note 8)	$45,933	$5,298,442	Performance guarantee deposit, and short-term borrowings.
Land (Refer to Note 11)	12,261,456	12,453,416	Long-term and short-term borrowings
Buildings and structures (Refer to Note 11)	2,119,022	2,191,269	Long-term and short-term borrowings
	$14,426,411	$19,943,127

33.	Commitments and contingencies

a)	Significant events occurred after the reporting period are provided in Note 34.

b)	Significant unrecognized contract commitments are listed below:

i)	As of June 30, 2026 and December 31, 2025, the guaranteed notes secured for service project or warranty of NSGUARD Technology Inc. amounted to $Nil and $57,393, respectively.

ii)

As of June 30, 2026, the Group committed to spend $227,965,267 under agreements to purchase property and equipment. This amount is net of (i) advances paid, which are recognized as “Capital work-in-progress” presented under “Property and equipment, net,” and (ii) liabilities recognized for such purchases presented under “Accounts and other payables” in the condensed interim consolidated balance sheets.

34.	Significant events after the reporting period

The Group has evaluated subsequent events through the date the condensed interim consolidated financial statements were authorized for issuance. Except for the matters described below, no events or transactions have occurred subsequent to June 30, 2026, that would require adjustment to, or disclosure in the condensed interim consolidated financial statements.

a)

In July 2026, the Company issued $125,000,000 in aggregate principal amount of 7.50% per annum Senior Unsecured Convertible Notes due in June 2031 (the “July 2026 Notes”) by way of a private placement. The July 2026 Notes are direct senior unsecured obligations of the Company. The holders of the July 2026 Notes rank pari passu in right of payment with all other holders of the Company's unsecured and unsubordinated indebtedness.

The July 2026 Notes bear interest at a fixed rate of 7.50% per annum, payable semi-annually in arrears, at the Company’s discretion either in cash or by way of issuance of equity shares of the Company, on June 15 and December 15 of each year, beginning on December 15, 2026.

The July 2026 Notes will mature on June 15, 2031, unless earlier repurchased, redeemed or converted. Subject to restricted ownership percentages in effect, holders may convert, at their option, all or any part of their principal amount, together with accrued and unpaid interest thereon, into the Company's ordinary shares at the then applicable conversion rate, together with cash in lieu of any fractional shares, if applicable. The initial conversion rate was 39.2425 ordinary shares per $1,000 principal amount plus accrued and unpaid interest on the July 2026 Notes (which represents an initial conversion price of approximately $25.4826 per share). The conversion rate is subject to customary adjustments upon the occurrence of certain events.

b)

In July 2026, the Group entered into an agreement with Astrikos India and Chinmaya Hedge, CEO of Astrikos India, to subscribe to the convertible notes to be issued by Astrikos India in an amount of INR 71,303,153 (equivalent of ~USD 747,569) (the “Astrikos Notes”). In August 2026, the Group subscribed to the Astrikos Notes, which have a term of three years from the date of issuance. The Astrikos Notes bear a simple rate of interest of 10% per annum, which shall accrete on the investment amount over the term of the Astrikos Notes, becoming payable, or convertible into equity, as the case may be, only upon conversion or redemption of the Astrikos Notes. At any time on or after the expiry of 12 months from the date of execution of the agreement, the Group may, at its sole option, elect by written notice to Astrikos India convert all or part of the Astrikos Notes into equity shares of Astrikos India. Astrikos India may redeem the Astrikos Notes at any time during the 24 months following the drawdown date, subject to certain performance related conditions.

35.	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including short-term and long-term borrowings’ as shown in the condensed interim consolidated balance sheets) less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the condensed interim consolidated balance sheets.

The gearing ratios were as follows:

	As of
	June 30,	December 31,
	2026	2025
Total borrowings	$73,247,064	$13,795,742
Less: Cash and cash equivalents	(179,361,146)	(99,532,115)
Net cash	(106,114,082)	(85,736,373)
Total equity	170,853,515	196,079,839
Total capital	$170,853,515	$196,079,839
Gearing ratio	0%	0%

36.	Financial instruments

a)	Financial instruments by category

	As of
	June 30,	December 31,
	2026	2025
Financial assets
Financial assets at FVTPL	$4,576,304	$4,501,000
Financial assets at amortized cost (1)	224,571,636	162,083,276
	$229,147,940	$166,584,276

	As of
	June 30,	December 31,
	2026	2025
Financial liabilities
Financial liabilities at amortized cost (1)	$166,341,753	$61,667,973
Stock warrant liabilities at FVTPL	343,924	241,006
Derivative liabilities at FVTPL	48,200,000	-
	$214,885,677	$61,908,979

(1)

Financial assets at amortized cost include cash and cash equivalents, restricted deposits, accounts receivable, net, other receivables, net, guarantee deposits assets, lease and other deposits and advances to employees.

Financial liabilities at amortized cost include short-term and long-term borrowings, lease liabilities, accounts and other payables and guarantee deposits liabilities.

Non-derivative financial liabilities:

	As of
	June 30, 2026		December 31, 2025
	Less than 1 year	Over 1 year	Less than 1 year	Over 1 year
Lease liabilities	$304,975	$931,660	$451,368	$873,114
Long-term borrowings (including current portion)	$939,058	$63,025,823	$963,878	$3,404,363

37.	Fair value information

A.	The different levels that the inputs to valuation techniques are used to measure fair value have been defined as follows:

Level 1:

Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

B.	The Group’s financial assets and liabilities not carried at fair value and for which the carrying amounts approximate their fair values are disclosed in Note 36.

C.	Information of assets and liabilities measured at fair value by level, based on their nature, characteristics and risks, is presented as follows:

(a)	The related information of nature of the assets and liabilities is as follows:

	As of
	June 30, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Investment in a rent-a-captive company	$-	$-	$1,000	$1,000	$-	$-	$1,000	$1,000
Investment in SAFE	-	-	4,000,000	4,000,000	-	-	4,000,000	4,000,000
Investment in LLP's	-	-	75,304	75,304	-	-	-	-
Convertible loan	-	-	500,000	500,000	-	-	500,000	500,000
	$-	$-	$4,576,304	$4,576,304	$-	$-	$4,501,000	$4,501,000

Liabilities
Financial liabilities at FVTPL
Stock warrant liabilities	$343,924	$-	$-	$343,924	$241,006	$-	$-	$241,006
Derivative liability	-	-	48,200,000	48,200,000	-	-	-	-
	$343,924	$-	$48,200,000	$48,543,924	$241,006	$-	$-	$241,006

(b)	The methods and assumptions the Group used to measure fair value of investment in a rent-a-captive company categorized within Level 3 are based on net asset value.

(c)	The methods and assumptions the Group used to measure fair value of investment in LLP's are categorized within Level 3 are based on net asset value.

(d)

Convertible loan to Astrikos AI is recognized as a financial asset. Given the anticipated short-term duration of the loan due to its expected prepayment and settlement, fair value measurement was not performed as of June 30, 2026, as the effect was not considered material to the condensed interim consolidated financial statements. Accordingly, the convertible loan has been recorded at cost as of the reporting date.

(e)	The methods and assumptions the Group used to measure fair value of stock warrant liabilities categorized within Level 1 are based on market quoted closing price.

(f)

The fair value was determined based on the market yields for similar Notes. The Company considers the fair value of the convertible notes to be a Level 3 measurement due to the limited inputs available for its fair valuation.

(g)	For the six months ended June 30, 2026 and 2025, there was no transfers between Level 1 and Level 2, and no transfers into or out of level 3.

D.	For details of changes in Level 3 instruments for the six months ended June 30, 2026 and 2025 refer to Note 6, 17 and 20.

38.	Segment Information

a)	General information

The Group uses the product line as basis for providing information to the chief operating decision-maker. The Group currently divides the sales order district into three major product lines: video IoT, security convergence and other. The chief operating decision-maker makes decision concerning financial management as well as evaluation of the business performance based on these three product lines; therefore, the reportable segments are video IoT, security convergence and other.

b)	Measurement of segment information

The Group evaluates the performance of the operating segments based on a measure of revenue and income before tax, in a manner consistent with that in the condensed interim consolidated statements of comprehensive loss.

c)	Reconciliation of segment income, assets and liabilities

The segment information provided to the chief operating decision-maker for the reportable segments is as follows:

	Security Convergence	Video IoT	Other segment (1)	Adjustment and write off (2)	Consolidation
During the Six Months Ended June 30, 2026
Revenue from external customers	$76,856,503	$1,462,290	$42,432	$-	$78,361,225
Inter-segment revenue	13,934,094	-	-	(13,934,094)	-
Total segment revenue	$90,790,597	$1,462,290	$42,432	$(13,934,094)	$78,361,225
Segment loss before tax and share of results of equity method investees	$(5,303,419)	$(7,832,516)	$(35,510,828)	$(8,322)	$(48,655,085)
Segment including:
Depreciation	$334,780	$253,638	$308	$-	$588,726
Amortization	$1,588	$8,612	$171,000	$-	$181,200
Interest income	$(907,702)	$(38,208)	$(788,948)	$-	$(1,734,858)
Interest expense	$270,158	$45,445	$2,964,570	$(70,951)	$3,209,222
Income tax expense (benefit)	$(872,878)	$(933,065)	$800	$-	$(1,805,143)

As of June 30, 2026
Segment assets	$280,408,136	$207,617,440	$314,182,621	$(412,323,950)	$389,884,247
Segment liabilities	$254,139,700	$207,144,488	$130,979,625	$(373,233,081)	$219,030,732

	Security Convergence	Video IoT	Other segment (1)	Adjustment and write off (2)	Consolidation
During the Six Months Ended June 30, 2025
Revenue from external customers	$37,622,328	$1,703,511	$-	$-	$39,325,839
Inter-segment revenue	23,726,839	-	-	(23,726,839)	-
Total segment revenue	$61,349,167	$1,703,511	$-	$(23,726,839)	$39,325,839
Segment loss before tax and share of results of equity method investees	$(2,585,099)	$(279,204)	$(5,320,440)	$(2,106)	$(8,186,849)
Segment including:
Depreciation	$263,102	$62,454	$268	$-	$325,824
Amortization	$65,859	$12,283	$239,664	$-	$317,806
Interest income	$(932,055)	$(14,086)	$(231,130)	$-	$(1,177,271)
Interest expense	$261,003	$32,670	$-	$-	$293,673
Income tax expense (benefit)	$(684,861)	$1,000,272	$800	$-	$316,211

As of June 30, 2025
Segment assets	$175,406,409	$131,528,290	$104,688,196	$(248,876,841)	$162,746,054
Segment liabilities	$144,709,699	$126,321,498	$11,505,107	$(217,971,244)	$64,565,060

(1)	Other segment is composed of holding companies and overseas subsidiaries which are excluded from reportable segments of Security Convergence or Video IoT.

(2)	Adjustment and write-off represents elimination for intercompany transactions for consolidation purpose.

d)	Reconciliation for segment profit or loss

i)

Sales between segments are carried out at arm’s length. The revenue from external customers reported to the chief operating decision-maker is measured in a manner consistent with that in the condensed interim consolidated statements of comprehensive loss.

ii)

Refer to clause c) above for information on total consolidated profit or loss after reconciliation and reconciliation of reportable segments profit or loss before tax and share of results of equity method investees for the current period.

e)	Information on products and services

The main businesses of the Group are providing information, software and data processing services. Refer to Note 22 for the disclosure information by products and services.

f)	Customer and credit risk concentration

Three and one customers accounted for more than 10% of the Group's revenues during the six months ended June 30, 2026 and 2025, respectively. The Group’s management believes that the loss of any of its top ten clients could have a material adverse effect on its financial performance.

As of June 30, 2026 and December 31, 2025, two and one customers, respectively, accounted for more than 10% of the aggregate of the Group's accounts receivable, net and contract assets.